UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 1-11176

GRUPO SIMEC, S.A.B. DE C.V.

(Translation of Registrant’s Name into English)

Av. Lázaro Cardenas 601

Colonia la Nogalera, Guadalajara, Jalisco

México 44440

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

PRESS RELEASE

Contact: Mario Moreno Cortez Grupo Simec, S.A.B. de C.V. Calzada Lázaro Cárdenas 601 44440 Guadalajara, Jalisco, México +52 55 1165 1025 +52 33 3770 6734

Guadalajara, Jalisco, May 22, 2026 – Grupo Simec, S.A.B. de C.V. (the “Company”) hereby informs that it was not able to timely file its Annual Report on Form 20-F for the fiscal year ended December 31, 2025 (the “Form 20-F”) with the U.S. Securities and Exchange Commission (the “SEC”).

As reported by the Company in its Form 12b-25 filed with the SEC on April 30, 2026, the Company has been conducting additional procedures and analyses related to its disclosure, internal process controls, and the finalization of its financial statements for the year ended December 31, 2025 to facilitate the filing of its Form 20-F. The Company is currently uncertain as to the date by which these analyses will be concluded, which will enable the filing of the Form 20-F with the SEC.

As a result of this delay, the Company is currently not in compliance with SEC reporting requirements and the procedures and requirements of the New York Stock Exchange (“NYSE”). The Company has been in contact and will continue to communicate with the NYSE to discuss the status of the Form 20-F filing in relation to the exchange’s listing standards, as well as the procedures and requirements necessary to cure the late filing of the Form 20-F. The Company is diligently continuing these efforts to expedite the completion of the necessary procedures and anticipates filing the Form 20-F as promptly as possible.

In the meantime, to access the Company’s results of operations as of and for the year ended December 31, 2025, please refer to the Company’s Form 6-K furnished to the Securities and Exchange Commission on May 1, 2026. To access the Company’s results of operations as of and for the first three months of 2026, please refer to the Company’s Form 6-K furnished to the Securities and Exchange Commission on May 1, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 22, 2026

GRUPO SIMEC, S.A.B. DE C.V.

By:	/s/ Mario Moreno Cortez
Name:	Mario Moreno Cortez
Title:	Coordinator of Finance

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